

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

November 13, 2007

Via U.S. mail and facsimile

Mr. John L. Sullivan III
Vice President and Chief Financial Officer
The Eastern Company
112 Bridge Street
Naugatuck, CT 06770

       RE: Form 10-K for the fiscal year ended December 30, 2006
              File No. 000-00599

Dear Mr. Sullivan:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

                          Sincerely,

                          Rufus Decker
                          Accounting Branch Chief